

Mail Stop 7010

September 23, 2008

Michael D. Watford
Chairman, CEO, and President
Ultra Petroleum Corp.
363 North Sam Houston Parkway East, Suite 1200
Houston, TX 77060

> **Re: Ultra Petroleum Corp.**
> **Annual report for the fiscal year ended Dec. 31, 2007**
> **Filed Feb. 26, 2008**
> **File No. 1-33614**

Dear Mr. Watford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 26, 2008

Business, page 5

1. We note your disclosure on pages 16 and 69 that you have three significant customers, each of whom accounts for more than 10 percent of your revenues. Please amend your disclosure to include the identities of these significant customers and the percentage of revenues attributable to each customer. See Item 101(c)(vii) of Regulation S-K.

<u>We may experience a temporary decline in revenues if we lose one of our significant customers, page 16</u>

2. In future filings, describe your risks in more specific terms. To the extent possible, discuss specific aspects of your business or operations that could have the effect of triggering or aggravating a risk. For instance, you could provide further context regarding this risk factor by identifying the three customers accounting for more than 10% of your revenues and the percentage of revenues for which each customer accounts. Similarly, you could revise the risk factor entitled "A decrease in oil and natural gas prices…" by referencing how the decreases in gas prices have impacted your results for the fiscal year ended December 31, 2007.

<u>Definitive Proxy filed April 3, 2008</u>

<u>Compensation Discussion and Analysis, page 7</u>

3. Disclose the specific target levels of achievement set for each performance measure used in determining the named executive officers' bonus, long-term equity-based incentive compensation, and Best in Class Program compensation. If you believe the disclosure of the requested information would result in competitive harm, please provide a detailed analysis supporting your position. See Items 402(b)(1)(v)-(vii) of Regulation S-K.

<u>How we determined each element of compensation, page 8</u>

4. Please clearly discuss the Chief Executive Officers' role in determining the compensation of the named executive officers and his own compensation. Your disclosure appears to be unclear and somehow inconsistent in describing the role of the CEO in compensation determinations. We note the following examples:

- "The Compensation Committee annually reviews and establishes the base salary, incentive compensation and other equity based awards for the CEO and makes recommendation to the CEO with respect to the compensation of the Company's other executive officers" on page 8;
- "The Compensation Committee establishes threshold, target and maximum performance measures such as net income, cash flow, and production for the ensuing year" on page 8; and

- "Mr. Watford prepares the applicable performance targets, goals, and rewards under such plans" on page 18.

> If the Compensation Committee determines the CEO's compensation, as noted in the first bullet, please disclose whether the CEO has any input in that determination. Also, if the CEO is responsible for making all determinations regarding the other named executive officers' compensation and the Compensation Committee's only role is making recommendations, please discuss how this is consistent with the Compensation Committee's responsibility of assisting the Board of Directors in discharging its fiduciary responsibility relating to the fair and competitive compensation of the CEO and other executives.

5. We note that you target total direct compensation, including annual cash compensation and long-term incentives, at the *market* 75th percentile. Please disclose what constitutes a market for the purpose of setting target percentiles for your compensation. In this regard, we note your reference to the ECI Oil & Gas E&P 2007 Survey and the Mercer Energy 2007 Survey, which you use to assess your competitive position. Please discuss whether these surveys reflect your market or are used in determining your market. If the surveys are your market, it would appear that you benchmark your compensation against the components of each survey. If this is correct, please disclose the components of each survey. See Item 402(b)(1)(xiv) of Regulation S-K.

6. Please disclose the target percentiles for each of the elements of compensation. In this regard, we note that you target base salary at the market 50th percentile and total compensation at the 75th percentile.

Bonus, page 8

7. Please explain in clear and specific terms the process for determining bonus awards. We note your reference to a "performance level matched to employee specific targets." Presumably, these targets were used in the determining the 2007 bonus award, but it is unclear how they were factored in the calculation. Also, disclose the targets.

Long-Term Equity Based-Incentives, page 9

8. Please disclose what factors were taken into account in determining the percentage of base salary assessed to each named executive officer for the purposes of determining the LTV Value.

Director Compensation, page 17

9. In future filings, please disclose in a footnote the grant date fair value of stock awards and the aggregate number of stock awards outstanding at the fiscal year end.

Engineering Comments

Disclosure about Oil and Gas Producing Activities (Unaudited), page 70

Analyses of Changes of Proven Reserves, page 71

10. Paragraph 11 of FAS 69 requires the explanation of significant changes in the line item reconciliation of your proved reserves. Please revise your proved reserve disclosure to explain the technical factors in the revisions line items and the "Extensions, discoveries and additions" line items for your proved reserves in the three years presented.

Summary of Changes in the Standardized Measure of Discounted Future Net Cash Flows, Page 73

11. We note that the line item, "Development costs incurred during the period that reduce future development costs" for 2007 consists of 19% of the estimated future development costs from the 2006 standardized measure. This seems inconsistent with your statement on page 23, "In accordance with Ultra's three-year planning and budgeting cycle, proved undeveloped reserves included in this table include only economic locations that are forecast to be on production before January 1, 2011." We would expect that these annual incurred costs would be at least 1/3 of the prior year's estimated future development costs in order to comply with your three year PUD development schedule. We see similar relationships for development costs incurred in 2006 and 2005. Please explain to us the reasons for this situation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct your questions regarding engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas